
FUNDRAISE UP
2019 Report

Dear investors,

Another referral channel for us would be agencies, web, advertising, or consultants that have nonprofit organizations as customers. We have a referral program that get them a percentage of revenue. This has been a successful program for us because these agencies and consultants can bring immediate return on investment to their customers by using Fundraise Up's technology. If you have any introductions in that space, that would be a great opportunity.

We need your help!

Due to covid, almost no nonprofits will be having in-person events. This means that their online giving is more important than it ever has been. We have plenty of nonprofit leads (and I do mean plenty) BUT if you have a relationship with a nonprofit, feel free to recommend that they reach out to us or make an introduction. That would be helpful. And if you do, we will be sure to take good care of them.

Sincerely,

Peter Byrnes
Chief Executive Officer

Yuriy Smirnov
Chief Operating Officer

Anton Isaykin
Chief Technical Officer

Our Mission

In just 8 short months, we've proven that our product maximizes online donations to nonprofits. We've helped 45 nonprofits collect over $500K. As the first enterprise donation solution fully adapted to work with regional languages, currencies, payment options, and tax compliance, we believe we have the competitive advantage to be the go-to embedded fundraising tool for the 1.5 million nonprofits across the country—and globally.

See our full profile

How did we do this year?

Report Card

A-

The Good

- We hit our revenue goals
- We got a $1 M seed round investment
- We made several partnership deals with CRMs

The Bad

- Some large enterprise nonprofits have dragged out the process longer than we would have liked.
- Many of the people who signed referral agreements never actually sent any referrals.
- We didn't get a $2-3M investment

2019 At a Glance

January 1 to December 31

$148,093 +420%
Revenue

-$401,810
Net Loss

$0
Short Term Debt

$336,867
Raised in 2019

$354,284
Cash on Hand
As of 12/31/19

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Nonprofits are the third largest industry in the U.S. bringing in $410B in donations every year of which $31B comes from online giving. That seems like a lot, but a full 85% of online donors never finish the process because the forms are unnecessarily long and not user-friendly. Our tech combines donor psychology with e-commerce best practices to maximize donations. By converting more donors to give higher amounts, we generate 3x the donations of traditional donor flows.

Historical Results of Operations

Our company was organized in October 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $148,092.61 compared to the year ended December 31, 2018, when the Company had revenues of $28,470.73. Our gross margin was 100.0% in fiscal year 2019, compared to 100.0% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $376,308.09, including $376,308.09 in cash. As of December 31, 2018, the Company had $397,202.50 in total assets, including $397,202.50 in cash.

- *Net Loss.* The Company has had net losses of $401,810.07 and net losses of $187,414.59 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $897,523.65 for the fiscal year ended December 31, 2019 and $515,000 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $265,000 in convertibles and $1,500,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Fundraise Up Inc. cash in hand is $354,284.09, as of December 2019. Over the last three months, revenues have averaged $33,942.27/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $56,747.14/month, for an average burn rate of $22,804.87 per month. Our intent is to be profitable in 12 months.

As for May 2020 we have $1.2M in the bank, monthly revenue of $93K and expenses of ~$100K a month.

1. We currently have $1.2M in the bank.

2. We expect to get significant revenue released from our larger accounts we onboarded early this year.

3. Due to donor giving patterns, ~50% of annual donations are collected in Q4, so we expecting to collect most of our annual revenue in Q4.

4. Our pessimistic model assumes ~$1M in net revenue with expenses of about ~$1.6M and optimistic model ~$3M in net revenue with expenses under $3M this year.

Founders off the company have personal saving enough to keep company going for an extra year if needed.

Net Margin: -271%   Gross Margin: 100%   Return on Assets: -107%   Earnings per Share: -$50,226.26

Revenue per Employee: $37,023   Cash to Assets: 100%   Revenue to Receivables: 100%   Debt Ratio: 239%

Fundraise_Up_Financials_2019.pdf

We ❤ Our
104 Investors

Thank You For Believing In Us

Alan Meckler
Christopher Calvi
David Brown
Delsa Bernardo
Ezra Alexander Cohen
Cody Heisinger
Lena Jensen Fleischmann
Paola Sinisgalli
Susan Leigh Babcock
Christina Risser-Milne
Susan Wilson
Justin Lee
Gregory Stampe Jr
Karolina Zajkowski
Rosemarie Augoustatos

Dr. Brett Levitzke
Gregory Bell
Doug Demo
Jenny DeLeon
Katherine Carias
Akash Bajwa
Tracey Nelson
Pedro Guajardo III
Mark Lamb
Luke Dymond
Constance Kintner
Lorenzo Donvito
Linda Cheriyan
Jason Bryant
Aine Duggan

Beth Gould
Joel Palmtag
Mary Anderson
Larry Cardarelli
De Kenta Jumpman
Sharon Leonard
Juriys Voronetskis
John Butterfield
James Sommer
Eugene Manatsky
Stephen Earle
Nic Bullitt
Abena Malika Jutt
Jazmin Walls
Vernon L. Sanders

Anne Marie Duchene
Julian E. Metcalf
Odelsa Flores-Dickman
Dustin Van Zee
Tristan Campbell
Ankur Singh
Christopher Ward
Janet Pittock
Tim Holmgren
Janice Phillips Da Silva
Dennis Kawas
Giuseppe Masi
Ananda Ambrose
Danielle Mowery
David Bittman

Salvatore Salpietro
Tom Olofsson
Norm Sands
Maureen Byrnes Dymond
Gedalya Krycer
Carmen Bautista
Shaun Brown
Cynthia Gunn
Patrick J Perron
Miller Jennifer
Tulay Onay
Ian Posner
Helen Byrnes
Jennifer E. Clarke
La Vonda Elam

Dragos Nicolaescu
Jorge A Mendoza Barajas
Beate Ewing
Philip WILSON
Brian Groder
Stephen Mahan
Lindsay S Millard
Edward Kapson
James Evans
Lynn Decker
Marie Lopez
Yolanda Batts
Donna Lee LaBar
Natalie Winterfield
Sourabh Gupta

Jeffery Peters
Doug Price
Bix Biederbeck
Dawn Chapman
Ashley D. Brockington
Gabriele Lamonaca
Sarah Meador
Carlos Valverde
Scott Gall
Amy Beer
Lydia Deverdzic
Margaret Collier
Robert Lizza
David Anthony Diaz

Thank You!

From the Fundraise Up Team



Peter Byrnes
Chief Executive Officer



Yuriy Smirnov
Chief Operating Officer



Anton Isaykin
Chief Technical Officer



Igor Noskov
AI Engineer
10 years of strong algorithmic skills with a focus on AI, cryptography and machine learning.



Nikita Shumilin
Backend Engineer
10 years of specializes in algorithmic solutions, finances and working with large data sets.



Dmitry Paputsa
Frontend Engineer
16 years of building complex UI with heavy user interactions used and loved by millions.



Pavel Rysych
Product Designer
6 years of experience with product design, user interfaces, user experiences and UI design



Alexandr Gorokhov
Backend Engineer
Worked in a large bank and sporting bet startup.



Veronika Serebrennikova
Prospect Research
Prospect research, outreach and marketing management.



Suzanne Sobel
Advisor
EVP Ad Sales and Marketing, Martha Stewart Living Omnimedia, $2B brand

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Yuriy Smirnov	Operations & Product @ Fundraise Up	2017
Anton Isaykin	Product @ Fundraise Up	2017
Peter Byrnes	Sale @ Fundraise Up	2017

Officers

OFFICER	TITLE	JOINED
Yuriy Smirnov	COO	2017
Anton Isaykin	CTO	2017
Peter Byrnes	CEO	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Yuriy Smirnov	2,500,000 Common Stocks	27.8%
Peter Byrnes	2,500,000 Common Stocks	27.8%
Anton Isaykin	2,500,000 Common Stocks	27.8%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
03/2018	$25,000		Regulation D, Rule 506(b)
06/2018	$12,500		Regulation D, Rule 506(b)
06/2018	$12,500		Regulation D, Rule 506(b)
08/2018	$25,000		Regulation D, Rule 506(b)
07/2018	$25,000		Regulation D, Rule 506(b)
09/2018	$25,000		Regulation D, Rule 506(b)
09/2018	$12,500		Regulation D, Rule 506(b)
09/2018	$12,500		Regulation D, Rule 506(b)
09/2018	$40,000		Regulation D, Rule 506(b)
09/2018	$25,000		Regulation D, Rule 506(b)
09/2018	$25,000		Regulation D, Rule 506(b)
09/2018	$25,000		Regulation D, Rule 506(b)
12/2018	$250,000	Safe	Regulation D, Rule 506(b)
11/2019	$250,000	Safe	Regulation D, Rule 506(b)
01/2020	$1,000,000	Safe	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
03/12/2018	$25,000	2.0%	25.0%	$4,000,000	06/12/2019
06/15/2018	$12,500	2.0%	20.0%	$4,000,000	12/15/2019
06/15/2018	$12,500	2.0%	20.0%	$4,000,000	12/15/2019
07/20/2018	$25,000	2.0%	20.0%	$4,000,000	01/20/2020
08/07/2018	$25,000	2.0%	20.0%	$4,000,000	02/20/2020
09/12/2018	$12,500	2.0%	20.0%	$4,000,000	03/12/2020
09/13/2018	$12,500	2.0%	20.0%	$4,000,000	03/13/2020
09/13/2018	$25,000	2.0%	20.0%	$4,000,000	03/13/2020
09/13/2018	$25,000	2.0%	20.0%	$4,000,000	03/13/2020
09/13/2018	$40,000	2.0%	20.0%	$4,000,000	03/13/2020
09/13/2018	$25,000	2.0%	20.0%	$4,000,000	03/13/2020
09/13/2018	$25,000	2.0%	20.0%	None	03/13/2020

Outstanding Debts

None.

Related Party Transactions

The Company's shareholders also control another Company called Campus on Fire. The Company utilizes this affiliate to pay their contractors and has put a deposit with Campus on Fire in the amount of $19,804 and is recorded as a prepayment on the balance sheet.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	8,200,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

We have not authorized any Preferred Stock, which SAFE holders shares would convert to in a conversion event. This may be concerning to investors.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate donor acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We must correctly predict, identify, and interpret changes in donor preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Donor preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of donor and to offer products that appeal to donor preferences. If we do not offer products that appeal to donor, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in donor preferences. If we do not accurately predict which shifts in doner preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Fundraise Up takes a 2-5% fee for all transactions, which is a very small portion of the overall GMV. Because of the low margin, they will need to scale quickly to hit revenue goals.

Fundraise Up has had minimal early stage revenue. Since it is early stage, there is a risk that customers will not adopt the product and they will not be able to hit their revenue milestones. Fundraise Up will need to aggressively close on new clients and begin processing larger transactions for the current clients in order to generate their revenue targets.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company faces competition from other companies in the SaaS for fundraising space. Existing companies that engage in the business or are within the API for donations space could introduce new or enhance existing products. If Fundraise Up is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact Fundraise Up's growth.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Fundraise Up Inc.

- Delaware Corporation
- Organized October 2017
- 4 employees

114 8Th Street
Brooklyn NY 11215

https://fundraiseup.com

Business Description

Refer to the Fundraise Up profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Fundraise Up is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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